SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 34690; File No. 812-15286

John Hancock Asset-Based Lending Fund, et al.

August 29, 2022

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of application for an order under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act to permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act.

Summary of Application: Applicants request an order to permit certain business development companies ("BDCs") and closed-end management investment companies to co-invest in portfolio companies with each other and with certain affiliated investment entities.

Applicants: John Hancock Asset-Based Lending Fund, John Hancock Investment Management LLC, Marathon Asset Management LP, Marathon Secured Private Strategies Master Fund II A, L.P., Marathon Secured Private Strategies Master Fund II B, L.P., Marathon Secured Private Strategies REIT II, LLC, Marathon Health Care Finance Fund, L.P., Marathon Healthcare Finance (Europe) Investment Fund, Marathon Distressed Credit Master Fund, Marathon Distressed Credit Master (Cayman) Fund, LP, Marathon StepStone Master Fund LP, Marathon Securitized Credit Master Fund, Ltd, Marathon ECO IV SCA SICAV-RAIF, Marathon Centre Street Partnership, LP, TRS Credit Fund, LP, Marathon Blue Grass Credit Fund, LP, Marathon Currituck Fund, LP – Series A, Marathon Currituck Fund, LP – Series C, Marathon Currituck Fund, LP – Series D, Marathon Secured Private Strategies Master Fund III A, L.P., Marathon Secured Private Strategies Master Fund III B, L.P.,

Marathon Secured Private Strategies Master Fund III C, L.P., Marathon SPS IA Fund, L.P., Marathon Strategic Opportunities Program, LP.

Filing Dates: The application was filed on December 1, 2021, and amended on May 11, 2022 and August 8, 2022.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with a copy of the request by e-mail, if an e-mail address is listed for the relevant Applicant below, or personally or by mail, if a physical address is listed for the relevant Applicant below. Hearing requests should be received by the Commission by 5:30 p.m. on September 23, 2022, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by emailing the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: marathonlegal@marathonfund.com and aayanna@jhancock.com.

FOR FURTHER INFORMATION CONTACT: Barbara T. Heussler, Senior Counsel, or Trace W. Rakestraw, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and conditions, please refer to Applicants' second amended and restated application, dated August 8, 2022, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field, on the SEC's

EDGAR system. The SEC's EDGAR system may be searched at,

http://www.sec.gov/edgar/searchedgar/legacy/companysearch.html. You may also call the

SEC's Public Reference Room at (202) 551-8090.

       For the Commission, by the Division of Investment Management, under delegated

authority.

                            J. Matthew DeLesDernier,
                            Deputy Secretary.